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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

OWENS CORNING
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
690742101
(CUSIP Number)

Kate Sherburne
James C. Melville
Kaplan, Strangis and Kaplan, P.A.
5500 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN
(612) 375-1138
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	690742101

1	NAMES OF REPORTING PERSONS: Owens Corning/Fibreboard Asbestos Personal Injury Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	FEIN: 20-5738616

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		28,200,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		28,200,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	28,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

1 With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 131,400,000 was used as the total amount of outstanding shares, which amount includes (a) the 103,200,000 shares of Common Stock issued and outstanding as of October 31, 2006, as reflected in Owens Corning’s Prospectus filed pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission on October 30, 2006 and (b) the 28,200,000 shares of Common Stock, which the Trust is irrevocably entitled to receive and Owens Corning is irrevocably committed to deliver between January 1, 2007 and January 8, 2007 pursuant to the Sixth Amended Joint Plan Of Reorganization For Owens Corning And Its Affiliated Debtors And Debtors-In-Possession (as Modified).

CUSIP No.	690742101

1	NAMES OF REPORTING PERSONS: PI Trust Advisory Committee, appointed under the Owens Corning/Fibreboard Asbestos Personal Injury Trust Agreement, dated October 31, 2006.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		28,200,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	28,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

1 With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 131,400,000 was used as the total amount of outstanding shares, which amount includes (a) the 103,200,000 shares of Common Stock issued and outstanding as of October 31, 2006, as reflected in Owens Corning’s Prospectus filed pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission on October 30, 2006 and (b) the 28,200,000 shares of Common Stock, which the Trust is irrevocably entitled to receive and Owens Corning is irrevocably committed to deliver between January 1, 2007 and January 8, 2007 pursuant to the Sixth Amended Joint Plan Of Reorganization For Owens Corning And Its Affiliated Debtors And Debtors-In-Possession (as Modified).

CUSIP No.	690742101

1	NAMES OF REPORTING PERSONS:

	James J. McMonagle, Esq., in his capacity as the Future Claimants’ Representative under the Owens Corning/Fibreboard Asbestos Personal Injury Trust Agreement, dated October 31, 2006.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		28,200,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	28,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1 With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 131,400,000 was used as the total amount of outstanding shares, which amount includes (a) the 103,200,000 shares of Common Stock issued and outstanding as of October 31, 2006, as reflected in Owens Corning’s Prospectus filed pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission on October 30, 2006 and (b) the 28,200,000 shares of Common Stock, which the Trust is irrevocably entitled to receive and Owens Corning is irrevocably committed to deliver between January 1, 2007 and January 8, 2007 pursuant to the Sixth Amended Joint Plan Of Reorganization For Owens Corning And Its Affiliated Debtors And Debtors-In-Possession (as Modified).

Item 1. Security and Issuer
     This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Owens Corning, a Delaware corporation (“Owens Corning”). The principal executive offices of Owens Corning are located at One Owens Corning Parkway, Toledo, Ohio 43659.
Item 2. Identity and Background
     This statement is being filed jointly by the Owens Corning/Fibreboard Asbestos Personal Injury Trust, a Delaware statutory trust (the “Trust”), formed pursuant to the Owens Corning/Fibrebard Asbestos Personal Injury Trust Agreement dated October 31, 2006 (the “Trust Agreement”), the PI Trust Advisory Committee, a committee established under the Trust Agreement (the “TAC”), and James J. McMonagle, Esq., in his capacity as the Future Claimants’ Representative under the Trust Agreement (the “FCR”), an individual empowered under the Trust Agreement to represent the interests of future holders of Asbestos Personal Injury Claims (each, a “Reporting Person,” and, collectively, the “Reporting Persons”). Set forth below is certain information with respect to each Reporting Person.
     Capitalized terms used but not otherwise defined in this statement shall have the meanings assigned to them in the Trust Agreement and the Sixth Amended Joint Plan Of Reorganization For Owens Corning And Its Affiliated Debtors And Debtors-In-Possession (as Modified) (the “Plan”), which are attached hereto as Exhibits 1 and 2, respectively.
The Trust
     The Trust was formed as a Delaware statutory trust pursuant to the Trust Agreement, in the form approved by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The purpose of the Trust is to assume the liabilities of Owens Corning and Fibreboard Corporation, a Delaware corporation (“Fibreboard”), their predecessors and successors in interest, for all Asbestos Personal Injury Claims; to use the Common Stock and other assets delivered by Owens Corning and others to the Trust, and the income thereof, to pay the holders of all Asbestos Personal Injury Claims in accordance with the Trust Agreement and the Trust Distribution Procedures (the “Procedures”) in such a way that such holders of Asbestos Personal Injury Claims are treated fairly, equitably and reasonably in light of the limited assets available to satisfy such claims; and to otherwise comply in all respects with the requirements of a trust set forth in Section 524(g) of the United States Bankruptcy Code. The Trust’s principal office is located at 1100 North Market Street, Wilmington, Delaware 19890-1625.
     On October 5, 2000, Owens Corning and certain of its United States subsidiaries (collectively, the “Debtors”) filed voluntary petitions with the Bankruptcy Court seeking relief under Chapter 11 of the United States Bankruptcy Code.
     By order dated September 26, 2006, the Bankruptcy Court confirmed the Plan (the “Confirmation Order”), which Confirmation Order was affirmed by order of the United States District Court for the District of Delaware on September 28, 2006 (the “District Court Order”). Portions of the Trust Agreement, the Plan, the Confirmation Order, the District Court Order and the Bankruptcy Court Findings of Fact and Conclusions of Law Regarding Confirmation of the Plan (the “Findings”) are summarized below. These summaries are qualified by reference to the Trust Agreement, the Plan, the Confirmation Order, the District Court Order and the Findings, which are attached hereto as Exhibits 1, 2,10, 11 and 12 respectively, and are incorporated herein by this reference.
     Pursuant to the Plan, Owens Corning, as reorganized, was required, subject to the satisfaction of certain conditions, to deliver 28,200,000 shares of Common Stock to the Trust for the benefit of holders of Asbestos Personal Injury Claims. Such conditions have been satisfied and accordingly, Owens Corning, as reorganized pursuant to the Plan, is irrevocably committed by the Plan to deliver to the Trust, and the Trust is irrevocably entitled to receive from Owens Corning under the Plan, 28,200,000 shares of Common Stock for the benefit of holders of Asbestos Personal Injury Claims. Such delivery is required under the Plan to occur between January 1, 2007 and January 8, 2007.
     The Trust is administered by three independent persons as Trustees. The initial Trustees of the Trust are Harry Huge, D. LeAnne Jackson and Dean M. Trafelet. Mr. Trafelet serves as the Managing Trustee. The Trustees serve staggered initial terms of five (5) years, in the case of Ms. Jackson, four (4) years in the case of Mr. Huge and three (3) years in the case of Mr. Trafelet. To the best of the Trust’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each of the Trustees:
1.	Name;

2.	Residence or business address;

3.	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

4.	Citizenship.
     During the last five years, neither the Trust nor, to the best of the Trust’s knowledge, any of the Trustees has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The TAC
     The TAC is a nine member advisory committee established pursuant to the Trust Agreement. The members of the TAC serve in a fiduciary capacity representing all holders of present Asbestos Personal Injury Claims. The TAC’s principal office is located at c/o Caplan & Drysdale, Chartered, One Thomas Circle, N.W., Suite 1100, Washington, D.C. 20005-5802.
     To the best of the TAC’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated by reference is the following information with respect to each member of the TAC:
1.	Name;

2.	Residence or business address;

3.	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

4.	Citizenship.
     During the last five years, neither the TAC nor, to the best of the TAC’s knowledge, any of its members has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The FCR
     Mr. McMonagle, in his capacity as the FCR, serves in a fiduciary capacity representing the interest of the holders of future Asbestos Personal Injury Claims for the purpose of protecting the rights of such persons.
     The name of the FCR is James J. McMonagle, Esq. He was appointed as FCR by order of the Bankruptcy Court dated September 28, 2006 and he serves in such capacity under the Trust Agreement. Mr. McMonagle’s business address is:
c/o Vorys, Sater, Seymour & Pease, LLP
2100 One Cleveland Center
1375 East 9th Street
Cleveland, OH 44114

Mr. McMonagle presently practices law as of counsel to the law firm of Vorys, Sater, Seymour & Pease, LLP at the address disclosed above. During the last five years, Mr. McMonagle has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. McMonagle is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     Pursuant to the Plan, Owens Corning is irrevocably committed to deliver to the Trust, and the Trust is irrevocably entitled to receive from Owens Corning, 28,200,000 shares of Common Stock. Delivery of the shares is required to occur between January 1, 2007 and January 8, 2007. In addition, Owens Corning is required to deliver an incremental $1.390 billion to the Trust in accordance with the Plan between January 1, 2007 and January 8, 2007. The Common Stock, cash and other assets have been or will be delivered to the Trust by Owens Corning under the Plan to settle and discharge all Asbestos Personal Injury Claims.
Item 4. Purpose of Transaction
     The purpose of the Trust is to assume the liabilities of Owens Corning and Fibreboard, their predecessors and successors in interest, for all Asbestos Personal Injury Claims; to use the Common Stock and other assets transferred and assigned to the Trust pursuant to the Plan, and the income thereof, to pay the holders of all Asbestos Personal Injury Claims in accordance with the Trust Agreement and the Procedures in such a way that such holders of Asbestos Personal Injury Claims are treated fairly, equitably and reasonably in light of the limited assets available to satisfy such claims; and to otherwise comply in all respects with the requirements of a trust set forth in Section 524(g) of the United States Bankruptcy Code.
     Pursuant to the Plan, Owens Corning’s Amended and Restated By-Laws (the “By-laws) and Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), as well as the Confirmation Order, the District Court Order and the Findings, on the day after the date the 28,200,000 shares of Common Stock are delivered by Owens Corning to the Trust under the Plan, each of the FCR and the TAC (in its prior capacity as the Owens Corning Asbestos Claimants Committee (“ACC”)) shall have the right to designate one member to Owens Corning’s Board of Directors. The director designated to the Owens Corning Board of Directors by the FCR is referred to as the “FCR Designated Director” and the director designated to the Owens Corning Board of Directors by the ACC is referred to as the “ACC Designated Director”. The FCR currently intends to designate himself to be the FCR Designated Director and the ACC currently intends to designate W. Howard Morris to serve as the ACC Designated Director. However, each of the FCR and the ACC reserve their rights to change the identity of the FCR Designated Director or the ACC Designated Director until such time as such designees initially join the Owens Corning Board of Directors. Further, pursuant to the By-laws, prior to each meeting of Owens Corning stockholders held before the Termination Date (as defined below) at which the term of the FCR Designated Director or ACC Designated Director, or any director nominated or appointed to succeed either such director in accordance with the By-laws, shall expire, in addition to any other persons nominated by the Owens Corning Board of Directors, the Trust shall have the right to nominate a person to succeed such director as the FCR Designated Director or the ACC Designated Director, as the case may be. Pursuant to the Trust Agreement and the By-laws, the person nominated by the Trust to succeed the ACC Designated Director shall be the person designated by the TAC and the person nominated by the Trust to succeed the FCR Designated Director shall be the person designated by the FCR. Pursuant to the By-laws, at each meeting of Owens Corning stockholders held before the Termination Date at which directors are to be elected, in addition to presenting nominees for other directorships, the officers of Owens Corning presiding at such meeting shall present to the stockholders for election to the Owens Corning Board of Directors, on behalf of the Trust, any persons nominated by the Trust in accordance with the foregoing.
     The FCR Designated Director and the ACC Designated Director may be entitled, from time to time, to equity grants in the form of, or to be settled in the form of, Common Stock pursuant to compensatory plans adopted by Owens Corning as compensation for their service as members of the Owens Corning Board of Directors.
     Under the Trust Agreement, the Trust must obtain the consent of the TAC and the FCR to vote shares of Common Stock solely for purposes of electing members of the Owens Corning Board of Directors. The TAC and the FCR also have other stipulated consent and consultation rights under the Trust Agreement and the Procedures not related to the Common Stock.
     Pursuant to the By-laws if, at any time prior to the Termination Date, the FCR Designated Director (or any successor) or the ACC Designated Director (or any successor) then serving as a director of Owens Corning is removed from the Owens Corning Board of Directors, resigns, retires, dies or otherwise cannot continue to serve as a member of the Owens Corning Board of Directors, then the Owens Corning Board of Directors shall fill such vacancy by appointing (i) with respect to the ACC Designated Director, such person as shall be designated in writing by the TAC and (ii) with respect to the FCR Designated Director, such person as shall be designated in writing by the FCR.
     The “Termination Date” means the date on which the Trust no longer owns, beneficially or of record, at least 1% of the then outstanding shares of Common Stock.
     Pursuant to the By-laws, on the Termination Date, the ACC Designated Director and the FCR Designated Director, or their respective successors, shall resign from the Owens Corning Board of Directors.
     Specified provisions of the By-laws and the Certificate of Incorporation may not be amended prior to the Termination Date without the prior written approval of the Trust if such amendment could, among other things, in any way adversely affect the rights of the Trust, the FCR, the ACC or the TAC to designate persons to serve on the Owens Corning Board of Directors in accordance with section 5.18(a) of the Plan, or to shorten the term of any Owens Corning director designated by the Trust, the FCR, the ACC or the TAC.
     As part of the Plan, the Trust accepted assignment of certain letter agreements dated July 7, 2006, as amended October 27, 2006, by and between Owens Corning and each of JPMorgan Chase Bank, National Association, London Branch; Bear Stearns International Limited; Deutsche Bank AG; Lehman Brothers OTC Derivatives Inc. and Bank of America, N.A. (collectively, the “Collar Agreements”). Under the terms of the Collar Agreements, each investment firm party has a call right to purchase all or a portion of the shares of Common Stock set forth in its Collar Agreement from the Trust at an exercise price of $37.50 per share. These call options will, in each case, expire on the date that is 12 months after the date on which the shares of Common Stock are delivered to the Trust. In addition, each of the respective Collar Agreements grants the Trust an option to sell all or a portion of the shares of Common Stock to the investment firm that is a party to such Collar Agreement at an exercise price of $25.00 per share. These put options will, in each case, expire on the date that is 3 months after the date on which the shares of Common Stock are delivered to the Trust. The options provided in the Collar Agreements cover, in the aggregate, all of the 28,200,000 shares of Common Stock reported herein as beneficially owned by the Trust. Each Collar Agreement also provides that only one, but not both, of the call options or the put options can be exercised.
     The foregoing descriptions of the Trust Agreement, Plan, Collar Agreements, Confirmation Order, District Court Order and Findings, are qualified in their entirety by reference to the Trust Agreement, Plan and Collar Agreements, which are attached hereto as Exhibits 1, 2, 4 through 8, 10, 11 and 12, respectively, and are incorporated herein by this reference.
     Except as otherwise set forth in this Schedule 13D, the Reporting Persons do not and, to the best of the Trust’s knowledge, the Trustees do not and, to the best of the TAC’s knowledge, the members of the TAC do not have any present plans, arrangements or understandings that relate to or would result in:
a.	The acquisition by any person of additional securities of Owens Corning, or the disposition of securities of Owens Corning;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Owens Corning or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of Owens Corning or any of its subsidiaries;

d.	Any change in the present board of directors or management of Owens Corning, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of Owens Corning;

f.	Any other material change in Owens Corning’s business or corporate structure including but not limited to, if Owens Corning is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g.	Changes in Owens Corning’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.	Causing a class of securities of Owens Corning to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of Owens Corning becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to those enumerated above.
However, the Reporting Persons intend to review their interest in Owens Corning on a continuing basis and reserve the right to change their plans or intentions at any time depending upon their evaluation of then existing circumstances including, without limitation, the factors referred to above. In addition, the Reporting Persons may, from time to time and at any time, (1) acquire additional shares of Common Stock (subject to availability if the price is deemed favorable) in the open market, in privately negotiated transactions or otherwise or (2) dispose of shares of Common Stock in the open market, in privately negotiated transactions (including under the Collar Agreements) or otherwise, in each case in accordance with applicable law. The Trust will only acquire or dispose of shares of Common Stock to the extent permitted under the Trust Agreement and in accordance with applicable law.
Item 5. Interest in Securities of the Issuer
     (a) The Trust is the beneficial owner of 28,200,000 shares of Common Stock. Neither the TAC nor the FCR own any shares of Common Stock. However, the TAC and the FCR may be deemed to be part of a group of persons (as determined in accordance with Section 13(d) of the Act and the rules promulgated thereunder) with the Trust and, therefore, may also be deemed to be the beneficial owners of the 28,200,000 shares of Common Stock, individually and as a group. Based on Owens Corning’s Prospectus filed pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission on October 30, 2006, there were 103,200,000 shares of Common Stock issued and outstanding as of October 31, 2006. The 28,200,000 shares of Common Stock beneficially owned by the Trust represent approximately 21.5% of the outstanding shares of Common Stock, including, for purposes of this calculation, the 28,200,000 shares of Common Stock, which Owens Corning is irrevocably committed under the Plan to deliver to the Trust and which the Trust is irrevocably entitled to receive. Notwithstanding anything to the contrary contained herein, the TAC and the FCR expressly disclaim beneficial ownership of the 28,200,000 shares of Common Stock and this Statement on Schedule 13D shall not be construed as an admission by the TAC, the members of the TAC or the FCR that such persons are the beneficial owners for any purpose of the shares of Common Stock covered by this Schedule 13D.
     (b) The Trust (acting through its Trustees), the TAC (acting through its members) and the FCR may be deemed to share the power to vote 28,200,000 shares of Common Stock solely due to the consent rights of the TAC and the FCR under the Trust Agreement with respect to the manner in which the Trust votes the Common Stock exclusively for the purpose of electing members of the Owens Corning Board of Directors. Neither the TAC nor the FCR have any other power to vote or direct the vote of shares of the Common Stock reported herein. The Trust has the sole power to dispose or direct the disposition of all of the shares of Common Stock reported herein, and neither the TAC nor the FCR have any power to dispose or direct the disposition of such shares of Common Stock.
     (c) Except as described above, none of the Trust, the Trustees, the TAC, the members of the TAC nor the FCR has engaged in any transactions in the Common Stock that were effected during the past sixty days.

     (d) No person, other than the Trust, has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the shares of Common Stock beneficially owned by the Trust.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     As set forth herein, the Trust is party to the Trust Agreement and Collar Agreements. Descriptions of the Trust Agreement and Collar Agreements contained in this Statement on Schedule 13D are qualified in their entirety by reference to the Trust Agreement and Collar Agreements, which are attached hereto as Exhibit 1 and Exhibits 4 through 8, respectively, and are incorporated herein by this reference.
     The Trust and Owens Corning are also party to that certain Registration Rights Agreement dated July 7, 2006, as amended by the First Amendment to Registration Rights Agreement dated October 27, 2006 (as amended, the “Registration Rights Agreement”), which provides that the Trust has certain registration rights with respect to its shares of Common Stock. The Registration Rights Agreement is attached hereto as Exhibit 3 and is incorporated herein by this reference.
     Except as set forth herein, none of the Reporting Persons or, to the best of the Trust’s knowledge, the Trustees or, to the best of the TAC’s knowledge, the members of the TAC, have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Owens Corning, including but not limited to transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

EXHIBIT NUMBER	TITLE
1	Owens Corning/Fibreboard Asbestos Personal Injury Trust Agreement dated October 31, 2006.

2	Sixth Amended Joint Plan of Reorganization For Owens Corning And Its Affiliated Debtors And Debtors-in-Possession (As Modified) (incorporated by reference to Exhibit 2.1 of Owens Corning’s Form 8-K dated September 29, 2006).

3	Registration Rights Agreement dated July 7, 2006 by and between Owens Corning and Owens Corning/Fibreboard Asbestos Personal Injury Trust, as amended by the First Amendment to Registration Rights Agreement dated October 27, 2006.

4	Letter Agreement, dated as of July 7, 2006, by and between Owens Corning and JPMorgan Chase Bank, National Association, London Branch, as amended by the First Amendment to the Letter Agreement dated October 27, 2006, as assigned to and accepted by the Owens Corning/Fibreboard Asbestos Personal Injury Trust on October 31, 2006.

5	Letter Agreement, dated as of July 7, 2006, by and between Owens Corning and Bear Stearns International Limited, as amended by the First Amendment to Letter Agreement dated October 27, 2006, as assigned to and accepted by the Owens Corning/Fibreboard Asbestos Personal Injury Trust on October 31, 2006.

6	Letter Agreement, dated as of July 7, 2006, by and between Owens Corning and Deutsche Bank AG acting through its London branch, as amended by the First Amendment to Letter Agreement dated October 27, 2006, as assigned to and accepted by the Owens Corning/Fibreboard Asbestos Personal Injury Trust on October 31, 2006.

EXHIBIT NUMBER	TITLE
7	Letter Agreement, dated as of July 7, 2006, by and between Owens Corning and Lehman Brothers OTC Derivatives Inc., as amended by the First Amendment to Letter Agreement dated October 27, 2006, as assigned to and accepted by the Owens Corning/Fibreboard Asbestos Personal Injury Trust on October 31, 2006.

8	Confirmation, dated as of July 7, 2006, by and between Owens Corning and Bank of America, N.A., as amended by the First Amendment to Confirmation dated October 27, 2006, as assigned to and accepted by the Owens Corning/Fibreboard Asbestos Personal Injury Trust on October 31, 2006.

9	Joint Filing Agreement, dated December 19, 2006 by and among the Reporting Persons.

10	Bankruptcy Court Order Confirming the Sixth Amended Joint Plan of Reorganization (as Modified) (incorporated by reference to Exhibit 99.1 of Owens Corning’s Form 8-K, dated September 29, 2006).

11	District Court Order Affirming the Bankruptcy Court’s Order Confirming the Sixth Amended Joint Plan of Reorganization (as Modified) and Findings of Fact and Conclusions of Law Regarding Confirmation of the Sixth Amended Joint Plan of Reorganization (as Modified) (incorporated by reference to Exhibit 99.3 of Owens Corning’s Form 8-K, dated September 29, 2006).

12	Bankruptcy Court Findings of Fact and Conclusions of Law Regarding Confirmation of the Sixth Amended Joint Plan of Reorganization (as Modified) (incorporated by reference to Exhibit 99.2 of Owens Corning’s Form 8-K, dated September 29, 2006).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 19, 2006

OWENS CORNING/FIBREBOARD ASBESTOS PERSONAL INJURY TRUST

/s/Harry Huge

Harry Huge, Trustee

/s/D. LeAnne Jackson

D. LeAnne Jackson, Trustee

/s/Dean M. Trafelet

Dean M. Trafelet, Trustee

PI TRUST ADVISORY COMMITTEE

/s/Matthew Bergman

Matthew Bergman, Esq.

/s/Russell W. Budd

Russell W. Budd, Esq.

/s/John D. Cooney

John D. Cooney, Esq.

/s/James Ferraro

James Ferraro, Esq.

/s/Theodore Goldberg

Theodore Goldberg, Esq.

/s/Steven Kazan

Steven Kazan, Esq.

/s/Joseph F. Rice

Joseph F. Rice, Esq.

/s/Armand J. Volta, Jr.

Armand J. Volta, Jr., Esq.

/s/Perry Weitz

Perry Weitz, Esq.

FUTURE CLAIMANTS’ REPRESENTATIVE, under the Owens Corning/Fibreboard Asbestos Personal Injury Trust Agreement, dated October 31, 2006

/s/James J. McMonagle

James J. McMonagle, Esq.

SCHEDULE I
Trustees
1.	Harry Huge

2.	Huge Law Firm 25 E. Battery Street Charleston, SC 29401

3.	Mr. Huge’s principal occupation is the practice of law at the Huge Law Firm at the address listed above.

4.	United States

1.	D. LeAnne Jackson

2.	8830 Secretariat Court Suwanee, GA 30024

3.	Ms. Jackson’s principal occupation is her service as a Trustee of the Trust.

4.	United States

1.	Dean M. Trafelet

2.	50 West Schiller Chicago, IL 60610

3.	Mr. Trafelet’s principal occupation is as a Trustee of the Trust, as well as his service as a trustee of the ABB Lummus Global Personal Injury 524(g) Trust and as the court appointed representative for future asbestos claimants in connection with the Armstrong Asbestos Settlement Trust, USG Asbestos Settlement Trust, Pilibrico Asbestos Settlement Trust, Pilibrico Silica Settlement Trust and Brauer Supply Company Asbestos Settlement Trust.

4.	United States
Members of the TAC
1.	Matthew P. Bergman

2.	Law Offices of Matthew P. Bergman P.O. Box 2010 17530 Vashon Highway SW Vashon, WA 98070

3.	Mr. Bergman’s principal occupation is as the owner and partner of the Law Offices of Matthew P. Bergman at the address listed above.

4.	United States

1.	Russell Budd

2.	Baron & Budd PC 3102 Oak Lawn Avenue, Suite 1100 Dallas, TX 75219

3.	Mr. Budd’s principal occupation is as an attorney and Managing Shareholder of Baron & Budd PC at the address listed above.

4.	United States

1.	John D. Cooney

2.	Cooney & Conway 120 N. LaSalle Street, 30th Floor Chicago, IL 60602

3.	Mr. Cooney’s principal occupation is as a Partner with the law firm of Cooney & Conway at the address listed above.

4.	United States

1.	James L. Ferraro

2.	The Ferraro Law Firm 4000 Ponce de Leon Boulevard, Suite 700 Miami, FL 33146

3.	Mr. Ferraro’s principal occupation is as President of The Ferraro Law Firm at the address disclosed above.

4.	United States

1.	Theodore Goldberg

2.	Goldberg, Persky & White PC 1030 Fifth Avenue, 3rd Floor Pittsburgh, PA 15219

3.	Mr. Goldberg’s principal occupation is as an attorney and President of the law firm of Goldberg, Persky & White PC at the address listed above.

4.	United States

1.	Steven Kazan

2.	Kazan, McClain, Abrams, Fernandez, Lyons, Farrise & Greenwood, PLC 71 Twelfth Street, Third Floor Oakland, CA 94607

3.	Mr. Kazan’s principal occupation is as the Chief Executive Officer and Managing Partner with the law firm of Kazan, McClain, Abrams, Fernandez, Lyons, Farrise & Greenwood, PLC at the address disclosed above.

4.	United States

1.	Joseph F. Rice

2.	Motley Rice LLC 28 Bridgeside Boulevard Mount Pleasant, NC 29464

3.	Mr. Rice’s principal occupation is as a Manager and Member of the law firm of Motley Rice LLC at the address listed above.

4.	United States

1.	Armand J. Volta, Jr.

2.	Law Offices of Peter G. Angelos, P.C. 100 N. Charles Street, 22nd Floor Baltimore, MD 21201

3.	Mr. Volta’s principal occupation is as a senior attorney with the Law Offices of Peter G. Angelos, P.C. at the address disclosed above.

4.	United States

1.	Perry Weitz

2.	Weitz & Luxenberg 180 Maiden Lane New York, NY 10038

3.	Mr. Weitz’s principal occupation is as the President and Managing Attorney of the law firm of Weitz & Luxenberg at the address listed above.

4.	United States